UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2026

Darren Smith
Group Chief Financial Officer
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051
Australia

Re: Telix Pharmaceuticals Limited
Form 20-F for Fiscal Year Ended December 31, 2025
File No. 001-42128

Dear Darren Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2025

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Alternative Performance Measures, page 161

1. We note that you present Adjusted EBITDAR, a non-IFRS measure, that adjusts for costs associated with research and development costs and revenue from contracts with customers. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP Corporation Finance Interpretations in presenting this non-IFRS measure and explain why these adjustments are appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Tara Harkins at 202-551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences